Exhibit 99.2
Shinhan Card, a subsidiary of Shinhan Financial Group, made a resolution to grant a credit line to Prudential Vietnam Finance Company Limited.

On August 27, 2018, Shinhan Card’s board of directors made a resolution to grant a credit line of VND 4.5 trillion to Prudential Vietnam Finance Company (PVFC) in order to repay Prudential Vietnam Assurance Private’s deposit upon withdrawal request.

The total credit amount is VND 4.5 trillion and the credit to PVFC will be provided by either payment guarantee or direct lending. The period of grant is 7 years starting from one month following the completion of the acquisition, and the acquisition is expected to be completed by the end of 2018*.

* The completion date of acquisition is subject to change.

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